Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our report dated September 25, 2025 to the Registration Statement on Form F-1/A Student Living EduVation (Holdings) Corporation, relating to the audit of the consolidated balance sheets of Student Living EduVation (Holdings) Corporation and its subsidiaries (the “Company”) as of March 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows in each of the years for the two-year period ended March 31, 2025, and the related notes (collectively referred to as the “financial statements”) included herein.

We also consent to the reference of WWC, P.C. as an independent registered public accounting firm, as experts in matters of accounting and auditing.

San Mateo, California	WWC, P.C.
March 30, 2026	Certified Public Accountants
PCAOB ID: 1171